Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Earnings:
Income (loss) from continuing operations before income taxes	$13.9	$55.9	$38.3	$169.0
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.3)	1.5	0.1	1.7
Fixed charges	28.9	30.0	87.0	94.7
Earnings (loss)	$42.5	$87.4	$125.4	$265.4
Fixed charges:
Interest expense, including debt discount amortization	24.0	24.3	$71.5	$78.5
Amortization/writeoff of debt issuance costs	1.4	1.4	4.5	4.0
Portion of rental expense representative of interest factor (assumed to be 33%)	3.5	4.3	11.0	12.2
Fixed charges	$28.9	$30.0	$87.0	$94.7
Ratio of earnings to fixed charges	1.5	2.9	1.4	2.8